May 20, 2014

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Barnes & Noble, Inc.

Form 10-K for the Fiscal Year Ended April 27, 2013

Filed July 29, 2013

Form 10-Q for the Quarterly Period Ended January 25, 2014

Filed March 5, 2014

File No. 1-12302

Dear Ms. Thompson:

On behalf of Barnes & Noble, Inc. (“we”, or the “Company”), this letter responds to the letter dated May 7, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Annual Report on Form 10-K for the fiscal year ended April 27, 2013 (the “10-K”), filed by the Company with the Commission on July 29, 2013, and the Quarterly Report on Form 10-Q for the quarterly period ended January 25, 2014 (the “10-Q”), filed by the Company with the Commission on March 5, 2014.

The Company responded to the Staff’s initial comments with respect to the above-referenced filings in the Commission’s letter dated March 20, 2014, by letter dated April 17, 2014 (the “Company’s Response Letter”).

We respectfully submit the following responses to the comments contained in the Comment Letter. For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to each such comment.

RESPONSES

Form 10-K for the Fiscal Year Ended April 27, 2013

Item 15. Exhibits and Financial Statement Schedules, page 47

1.	We note your response to comment 2 in our letter dated March 20, 2014. Please explain in detail the drivers of the fluctuations in the balance of the sales return reserve for each period presented, as well as how you develop this estimate.

Ms. Jennifer Thompson

May 20, 2014

Response: Our NOOK segment (“NOOK”) and our Sterling Publishing subsidiary (“Sterling”) are the primary drivers of the fluctuations in the balance of the sales return reserve from fiscal years 2011 to 2013.

NOOK

NOOK sales return reserves are based on the estimated return exposure by channel partners, which incorporates historical return experience and channel partner terms.

NOOK’s return reserve increased $7,575 thousand and $3,477 thousand in fiscal 2011 and 2012, respectively. In fiscal 2013, NOOK’s return reserve decreased $9,665 thousand. The increase in the sales returns reserve for each of fiscal 2011 and 2012 was driven by a broader distribution of channel partners as well as an increase in channel partner sales. The decrease in the sales return reserve for fiscal 2013 was due to a significant holiday sales shortfall in the third quarter which was disclosed in our 10-Q and 10-K. This sales shortfall resulted in lower sales to channel partners in the fourth quarter, lowering the reserve requirement at fiscal 2013 year-end.

Sterling

Sales return reserves are estimated based on historical return experience of Sterling’s third party sales customers.

Sterling’s return reserve increased $1,479 thousand and $869 thousand in fiscal 2011 and 2012, respectively. In fiscal 2013, Sterling’s return reserve decreased $1,153 thousand. These fluctuations are primarily driven by customer sales mix. Mass merchandisers typically have higher return rates than Sterling’s other customers. Sales to mass merchandisers grew in fiscal year 2011 and 2012, then declined in fiscal 2013.

10. Income Taxes, page F-58

2.	We note your response to comment 7 in our letter dated March 20, 2014. With respect to the research and development tax credits, please explain in detail whether any new information became available during the 2013 fiscal year that caused you to engage the third-party consultant on or about January 2013 that was different than information that was available to you during the prior two years, and describe the new information. Additionally, please tell us what new information was provided by the third-party consultant’s study that caused you to record the deferred tax asset, and explain whether the information was available to you in prior periods.

Ms. Jennifer Thompson

May 20, 2014

Response: The Company’s Response Letter addressed research and development tax credits (“Credit(s)”) for the tax years ended January 2011, 2012 and 2013 that were recorded during fiscal 2013. In each year prior to these periods, the Company recorded a benefit relating to the Credit of less than $1 million. In most prior years the benefits were significantly less, partly due to the Internal Revenue Service disallowing approximately 50% of the Credits claimed by the Company.

The determination of whether research and development expenditures qualify for the Credit requires a highly technical analysis. The Company has historically relied on a third-party consultant (“Consultant”) to perform this analysis. Partly because of the limited benefit of the Credit to the Company, the Company’s practice through fiscal 2013 was to retain a Consultant to perform the analysis every third year.

In fiscal 2011 and 2012, the Company did not engage a Consultant to determine whether its research-related expenditures qualified for the Credit and did not claim any Credits on its tax returns covering these periods. Without this analysis, the Company did not believe it had the proper evidence necessary to support taking any Credits on its January 2011 and 2012 tax returns.

The Credit lapsed by operation of law effective December 31, 2011. On January 2, 2013, the American Taxpayer Relief Act of 2012 (Public Law 1112-240) was enacted. This law retroactively restored the Credit from January 1, 2012 and extended it through December 31, 2013. Had this law not been passed, there would have been no Credit for the Company to claim with respect to expenses incurred during significant portions of its fiscal 2012 and 2013 years. In February 2013, and consistent with the practice noted above, a Consultant was retained to perform the Credit analysis. The Consultant interviewed Company technical, finance and legal personnel and reviewed a substantial amount of documentation, including work plans, budgets, patent applications and other, similar items. A number of the research projects that were examined in this review had not been previously evaluated due to the expansion of the NOOK business, as noted in the Response Letter. The Consultant’s initial report was not completed until after the close of the third fiscal quarter of fiscal 2013. Upon receipt, the Company determined that it had the necessary evidence to record estimates for the Credit as well as the associated unrecognized tax benefit consistent with the report.

As noted in the Response Letter, the Company confirms that it has instituted a policy whereby it now evaluates its eligibility for Credits on a regular, annual basis. The Company further confirms that a Consultant report for fiscal 2014 has been completed and the results will be incorporated into the Company Form 10-K for this year.

Form 10-Q for the Quarterly Period Ended January 25, 2014

Item 1. Financial Statements (Unaudited)

Notes to Consolidated Financial Statements

(5) Earnings (Loss) per Share, page 10

3.	We note your response to comment 13 in our letter dated March 20, 2014. Please provide us with a summary of your calculation of both the allocation of earnings and dividends to participating securities of $2,604 thousand and the diluted allocation of earnings and dividends to participating securities of $2,338 thousand, along with detailed explanations of any antidilution sequencing utilized in your calculation of diluted EPS as provided for in ASC 260-10-45-17 through 20.

Ms. Jennifer Thompson

May 20, 2014

Response: The following is a calculation of both the allocation of earnings and dividends to participating securities of $2,604 thousand and the diluted allocation of earnings and dividends to participating securities of $2,338 thousand for the fiscal quarter ended January 25, 2014:

(in thousands except per share data)
Net income	$63,230	(a)

Preferred stock dividends	$(3,942)
Accretion of dividends on preferred stock	(316)

Total preferred stock dividends	$(4,258	) (b)

Net income available to common stockholders and participating securities (a) – (b)	$58,972	(j)

Average common shares outstanding	59,033	(c)

Average restricted shares and units	2,015
Shares issuable under the Company’s deferred compensation plan	712

Average participating securities	2,727	(d)

Average common shares outstanding and participating securities (c) + (d)	61,761	(e)

Net income available to common stockholders (j)	$58,972
Add back: preferred stock dividends (b)	4,258

Net income for diluted earnings per share	$63,230	(l)

Preferred shares	12,000	(f)
Dilutive stock options (actual 14 diluted stock options, not in thousands, rounds to zero)	0	(g)

Total dilutive shares (c) + (f) + (g)	71,033	(h)

Total dilutive shares to participating securities (h) + (d)	73,760	(k)
Allocation of earnings to participating securities (d)/(e)*(j)	$2,604

Diluted allocation of earnings to participating securities (d)/(k)*(l)	$2,338

Ms. Jennifer Thompson

May 20, 2014

The following is a demonstration of the antidilution sequencing utilized in our calculation of diluted EPS:

Step 1 - Antidilution sequencing

(in thousands except per share data)
	Increase in earnings available to common shareholders	Increase in number of common shares	Earnings per incremental share
Dilutive restrictive shares and units	$—	1,082	$—
Dilutive stock options	—	—	—
Dilutive preferred shares	$4,258	12,000	$0.35

Step 2 - Calculation of diluted EPS using the treasury stock method for dilutive restricted shares/units and stock options:

	Undistributed & Distributed earnings to common shareholders	Common shares	Earnings per share
As reported – basic EPS	$56,368	59,033	$0.95
Allocation of earnings and dividends to participating securities	2,604	—	—

Subtotal	58,972	59,033	1.00
Dilutive restrictive shares and units (*)	—	1,082	—

Subtotal	58,972	60,115	0.98
Dilutive stock options	—	—	—

Subtotal	58,972	60,115	0.98
Dilutive preferred shares	4,258	12,000	—

Diluted EPS - common shares	$63,230	72,115	$0.88

(*)	Restricted shares/units in the treasury stock method are lower than restricted shares/units for the two-class method due to the assumed proceeds for unrecognized compensation costs that were used to repurchase shares back under the treasury stock method.

Ms. Jennifer Thompson

May 20, 2014

Step 3 - Calculation of diluted EPS using the two-class method:

As reported – basic EPS	$56,368	59,033	$0.95
Add back:
Undistributed earnings and dividends allocated to participating securities	2,604
Dilutive stock options	—	—
Dilutive preferred shares	4,257	12,000	0.89

Subtotal	$63,230	71,033
Less:
Undistributed diluted earnings and dividends reallocated to participating securities	(2,338)	—	—

Diluted EPS using the two class method	$60,892	71,033	$0.86

In connection with our above responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (212) 633-3261 or pherpich@bn.com.

Sincerely,

/s/ Peter M. Herpich
Peter M. Herpich
Vice President, Corporate Controller
(principal accounting officer)
Barnes & Noble, Inc.